December 7, 2015

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-09-15

Quaterra Announces Resignation of CFO and Appointment of New CFO

VANCOUVER, B.C. —Quaterra Resources Inc. today announced that its Chief Financial Officer, Scott Hean, has resigned his position due to personal reasons effective December 31, 2015. Quaterra has appointed Lei Wang, a former corporate controller of the Company, as CFO effective January 1, 2016. Mr. Hean has agreed to assist in a smooth transition of duties to Ms. Wang, and will remain as a consultant to the Company.

“I would like to thank Scott, who has been an integral part of Quaterra for more than nine years, for making this transition as smooth as possible and wish him continued success in his future endeavors,” says Quaterra President and CEO Thomas Patton.

Ms. Wang, CPA, CGA, has worked in the mineral resource sector for more than 20 years, and has experience in financial reporting, regulatory compliance, internal control and corporate finance activities. She is currently CFO of Pacific Ridge Exploration Ltd., and interim CFO at GoviEx Uranium Inc. Prior to coming to Canada, Ms. Wang worked at Schlumberger in Aberdeen, Scotland, and Glencore International in Beijing, China. She was corporate controller at Quaterra from 2008 to 2014. Ms. Wang holds a Bachelor of Science in Engineering from Qingdao University, China.

“Lei is very familiar with our company and the industry within which we work,” says Mr. Patton. “She has proven experience and is known for her attention to detail. She is a valuable addition to our team.”

About Quaterra Resources Inc.
Quaterra Resources Inc. (OTCQX: QTRRF; TSX-V: QTA) is a junior copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Thomas Patton, President and Chief Executive Officer
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President and CEO
Quaterra Resources Inc.
604-641-2758

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.